SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

(Amendment No. 2)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

CENTURY PROPERTIES FUND XV

(Name of the Issuer)

CENTURY PROPERTIES FUND XV

CENTURY PROPERTIES FUND XV, LP

FOX CAPITAL MANAGEMENT CORPORATION

FOX REALTY INVESTORS

AIMCO/IPT, INC.

AIMCO PROPERTIES, L.P.

AIMCO-GP, INC.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

AIMCO IPLP, L.P.

MADISON RIVER PROPERTIES, L.L.C.

AIMCO CPF XV MERGER SUB LLC

(Name of Person(s) Filing Statement)

Units of Limited Partnership Interest

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

John Bezzant

Executive Vice President

Apartment Investment and Management Company

4582 South Ulster Street, Suite 1100

Denver, Colorado 80237

(303) 757-8101

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of the Persons Filing Statement)

WITH A COPY TO:

Paul J. Nozick

Alston & Bird LLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309

(404) 881-7000

This statement is filed in connection with (check the appropriate box):

a. ☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☑ The	filing of a registration statement under the Securities Act of 1933.

c. ☐ A	tender offer.

d. ☐ None	of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☑

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$1,009,525.22	$115.69

*	For purposes of calculating the fee only. This amount was calculated by multiplying the 24,134 limited partnership units held by limited partners unaffiliated with AIMCO Properties, L.P. by $41.83 per limited partnership unit.

**	Calculated by multiplying the transaction valuation of $1,009,525.22 by 0.0001146

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $127.80	Filing Party: Apartment Investment and Management Company; AIMCO Properties, L.P.
Form or Registration No.: Form S-4 (Registration No. 333-175850)	Date Filed: July 28, 2011

TRANSACTION STATEMENT UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed solely to report the results of the Rule 13e-3 transaction subject to this Schedule 13E-3.

On December 19, 2011, Century Properties Fund XV, a California limited partnership (“CPF XV”) entered into an Amended and Restated Agreement and Plan of Merger (the “Amended and Restated Merger Agreement”) with AIMCO Properties, L.P., a Delaware limited partnership (“AIMCO Properties”), Century Properties Fund XV, LP, a Delaware limited partnership (“New CPF XV”), and AIMCO CPF XV Merger Sub LLC, a Delaware limited liability company of which AIMCO Properties is the sole member (the “Merger Subsidiary”). The Amended and Restated Merger Agreement provides for (i) the merger of CPF XV with and into New CPF XV, with New CPF XV as the surviving entity (the “First Merger”), and (ii) after the First Merger, the merger of the Merger Subsidiary with and into New CPF XV, with New CPF XV as the surviving entity (the “Second Merger” and collectively with the First Merger, the “Mergers”), upon approval by a majority in interest of the units of limited partnership interest of CPF XV (the “Units”) outstanding.

On February 21, 2012, AIMCO Properties and its affiliates took action by written consent to approve the Mergers, which were completed on February 21, 2012. Prior to the Mergers, there were 89,965 Units issued and outstanding, of which AIMCO Properties and its affiliates owned 65,841.34 Units (approximately 73.19%). After accounting for a voting restriction to which a portion of such Units were subject, AIMCO Properties and its affiliates were entitled to vote 50,137 Units, or approximately 55.73% of the outstanding Units, in favor of the Amended and Restated Merger Agreement and the Mergers. As a result of the Mergers, each Unit outstanding immediately prior to consummation of the Mergers (other than Units as to which appraisal rights are elected) was converted into the right to receive, at the election of the holder, either $41.83 in cash (the “Cash Consideration”) or 1.67 partnership common units of AIMCO Properties. Limited partners who reside in the State of California, or who fail to make an election, will receive only the Cash Consideration. In addition, as a result of the Mergers, AIMCO Properties’ membership interest in the Merger Subsidiary was converted into 100 units of limited partnership interest of New CPF XV. Fox Realty Investors and Fox Capital Management Corporation continue to be the general partners of New CPF XV.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: February 21, 2012

CENTURY PROPERTIES FUND XV

By:	Fox Capital Management Corporation,
Its Managing General Partner

By:	/s/ Trent A. Johnson
Name: Trent A. Johnson Title: Vice President and Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: February 21, 2012

CENTURY PROPERTIES FUND XV, LP

By:	Fox Capital Management Corporation,
Its Managing General Partner

By:	/s/ Trent A. Johnson
Name: Trent A. Johnson Title: Vice President and Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: February 21, 2012

FOX CAPITAL MANAGEMENT CORPORATION

By:	/s/ Trent A. Johnson
Name: Trent A. Johnson
Title: Vice President and
Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: February 21, 2012

FOX REALTY INVESTORS

By:	NPI Equity Investors II, Inc.
Its Managing General Partner

By:	/s/ Trent A. Johnson
Name: Trent A. Johnson Title: Vice President and Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: February 21, 2012

AIMCO PROPERTIES, L.P.

By:	AIMCO-GP, INC.,
Its General Partner

By:	/s/ Trent A. Johnson
Name: Trent A. Johnson Title: Vice President and Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: February 21, 2012

APARTMENT INVESTMENT AND
MANAGEMENT COMPANY

By:	/s/ Trent A. Johnson
Name: Trent A. Johnson Title: Vice President and Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: February 21, 2012

AIMCO/IPT, INC.

By:	/s/ Trent A. Johnson
Name: Trent A. Johnson Title: Vice President and Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: February 21, 2012

AIMCO-GP, INC.

By:	/s/ Trent A. Johnson
Name: Trent A. Johnson Title: Vice President and Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: February 21, 2012

AIMCO IPLP, L.P.

By:	AIMCO/IPT, INC.,
Its General Partner

By:	/s/ Trent A. Johnson
Name: Trent A. Johnson Title: Vice President and Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: February 21, 2012

MADISON RIVER PROPERTIES, L.L.C.

By:	AIMCO IPLP, L.P.,
Its Sole Member

By:	AIMCO/IPT, Inc.,
Its General Partner

By:	/s/ Trent A. Johnson
Name: Trent A. Johnson Title: Vice President and Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: February 21, 2012

AIMCO CPF XV MERGER SUB LLC

By:	AIMCO PROPERTIES, L.P.,
Its Sole Member

By:	AIMCO-GP, INC.,
Its General Partner

By:	/s/ Trent A. Johnson
Name: Trent A. Johnson Title: Vice President and Assistant General Counsel

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(a)	Information Statement/Prospectus (the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of Amendment No. 1 to the Registration Statement on Form S-4, File No. 333-175850, filed by Aimco and Aimco OP on December 19, 2011 is incorporated herein by reference).

(b)	Senior Secured Credit Agreement, dated as of December 13, 2011, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., the lenders party thereto, KeyBank National Association, as administrative agent, swing line lender and a letter of credit issuer, Wells Fargo Bank, N.A., as syndication agent and Bank of America, N.A. and Regions Bank, as co-documentation agents (Exhibit 10.1 to Aimco’s and Aimco OP’s Current Report on Form 8-K, dated December 13, 2011 is incorporated herein by this reference).

(c)(1)	Appraisal Report, dated as of March 15, 2011, by Cogent Realty Advisors, LLC, related to Lakeside Place Apartments (Exhibit 99.1 to the Registration Statement on Form S-4, File No. 333-175850, filed by Aimco and Aimco OP on July 28, 2011 is incorporated herein by reference).

(c)(2)	Supplemental Letter, dated as of June 8, 2011, by Cogent Realty Advisors, LLC, related to Lakeside Place Apartments (Exhibit 99.2 to the Registration Statement on Form S-4, File No. 333-175850, filed by Aimco and Aimco OP on July 28, 2011 is incorporated herein by reference).

(c)(3)	Supplemental Letter, dated as of December 7, 2011, by Cogent Realty Advisors, LLC, related to Lakeside Place Apartments (Exhibit 99.3 to Amendment No. 1 to the Registration Statement on Form S-4, File No. 333-175850, filed by Aimco and Aimco OP on December 19, 2011 is incorporated herein by reference).

(c)(4)	Opinion of Duff & Phelps, LLC, dated as of December 19, 2011 (Annex C to the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of Amendment No. 1 to the Registration Statement on Form S-4, File No. 333-175850, filed by Aimco and Aimco OP on December 19, 2011 is incorporated herein by reference).

(c)(5)	Board Presentation dated December 19, 2011, prepared by Duff & Phelps LLC (Exhibit (c)(11) to Amendment No. 1 to the Rule 13E-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission by Century Properties Fund XVII, LP, Fox Partners, Fox Capital Management Corporation, Aimco OP, Aimco, AIMCO/IPT, AIMCO-GP, AIMCO IPLP, and AIMCO CPF XVII Merger Sub LLC on December 19, 2011 is incorporated herein by reference).

(d)	Amended and Restated Agreement and Plan of Merger, dated December 19, 2011 (Exhibit 10.1 to the Current Report on Form 8-K filed by CPF XV on December 19, 2011 is incorporated herein by reference).

(f)	Appraisal Rights of Limited Partners (Annex B to the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of Amendment No. 1 to the Registration Statement on Form S-4, File No. 333-175850, filed by Aimco and Aimco OP on December 19, 2011 is incorporated herein by reference).

(g)	Not applicable.